9 JULY 2024

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.

Natixis is a conditionally registered security-based swap dealer.

Natixis has updated the following:
- Attached Form 7-R, Criminal Disclosure Matter Page to reflect developments in the previously-disclosed matter before the Paris Appeals Court.

Kind regards,

Elizabeth KIM
Natixis SA